April 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Registration Statement on Form S-1 File No. 333-284852

Ladies and Gentlemen:

Reference is made to our letter, dated April 21, 2025, in which we joined the request of Crane Harbor Acquisition Corp. for the effective date of the above referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on April 23, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

[signature page follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

As representative of the underwriters

/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director, Head of Capital Markets

[Signature page to Underwriter’s Acceleration Request]